

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

February 25, 2005

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549


05006280

Dear Sirs/Mesdames:

Re: New Release dated February 25, 2005

Enclosed is a copy of our News Release dated February 25, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 3/14



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 25, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

ATKINSON GOLD PROSPECT, PORCUPINE MINING DIVISION, ONTARIO

Dentonia Resources Ltd. ("Dentonia") has retained **Services Exploration** of Rouyn-Noranda, Quebec, to commence a line cutting program on its Lipton and Horner groups of claims, part of Atkinson Gold Prospect, and has made a cash advance of $20,000 to **Services Exploration**.

A contract to complete a program of line cutting on the Horner and Lipton claims has been let. On the Horner claim 15.2 km of line cutting, 12.5 km magnetometer and 13.5 km Max Min II surveys are planned. On the Lipton claims additional line cutting (16.6 km), magnetometer (15.6 km), and Induced Polarization (15.6 km) surveys are planned to extend the current grid in three areas.

The program of the line cutting, magnetometer, and Max Min II surveys on the Horner claim is a program designed to delineate the east west trending 300 gamma magnetic anomaly located by airborne geophysical surveys, and to define the electromagnetic conductors associated with the magnetic high. The program is aimed at defining targets for diamond drilling on the Horner claims.

On the Lipton claims the current grid is to be extended to cover potential targets defined by the airborne survey in three areas as follows:

a) to the north 300 metres to define strong conductors (1.9 km of line cutting; 1.6 km Induced Polarization and magnetometer surveys);

b) to the west 1000 metres between lines 300N and 900N to delineate strong conductors (7.0 km of line cutting, Induced Polarization and magnetometer surveys), and;

c) to the south 700 metres to 1200S (500W to 500E) to cover the southern strike extension of the favourable horizon chemical sedimentary horizon (7.7 km of line cutting; 7.0 km of Induced Polarization and magnetometer surveys).

These surveys should define additional drill targets on the Lipton property where previous work has already defined a total of 11 priority targets for diamond drilling.

The Atkinson Gold Prospect extends over an area of 8 x 12 km, consists of 4 groups of claims, the Lipton, Vandette, Nash Lake, and the Atkinson West Group (230 units or 3,680 hectares) and covers known occurrence of gold, (best intersect 10.7 g/t over 9 meters) and 17 untested geophysical anomalies.

These claims are overburden covered and are located about 15 km south of Detour Lake Mine, now actively being explored by various junior companies, and 40 km to the north-west of the Casa Berardi Mines, Quebec.

In 2004 Noranda staked five claim blocks in the Atkinson Lake Area. Noranda's claims are tied on to Dentonia's Atkinson West and Horner Lake claims, and a third block is located between the Nash Lake and Atkinson West group of claims.

The Abitibi Greenstone Belt hosts some of the most important gold and base metal mining camps in the Canadian Shield such as Timmins, Kirkland Lake, Rouyn-Noranda, Val d' Or, and Mattagami, and has accounted for almost 70% of Canada's gold production. The Detour Lake Mine produced 1,700,000 ounces of gold between 1983 and 1999 and is located approximately 20 kilometres north of the project area.

Gold mineralization in the area is commonly associated with sulphide bearing chemical sedimentary horizons that can be traced by geophysical methods (magnetometer, electromagnetic, and Induced Polarization surveys).

The Atkinson Gold Prospect offers similar excellent potential for multi-million ounce gold deposits as well as multi-million tonne volcanogenic massive sulphide (VMS) deposits.

For additional details please refer to Dentonia's website: www.dentonia.net under the heading "Atkinson Gold Prospect".

Diamond Exploration DO27, Lac de Gras, NWT

Dentonia has been advised that a 25 man camp has been completed, and a 14 inch R.C. drill has been moved to the DO27 kimberlite at Lac de Gras. Arrangements have also been made to retain an N.Q. drill rig to complement the R.C. drilling. Further details will be released shortly.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President